UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Costis Maglaras as Non-Executive Director

LONDON - 27 October 2025 - Pearson (FTSE: PSON.L), the world's lifelong learning company, today announces the appointment of Costis Maglaras as independent Non-Executive Director, with effect from 1 November 2025. Costis has held significant leadership positions within higher education and brings significant expertise in business transformation in an era of innovation and AI.

Costis is Dean of Columbia Business School, where he is also the David and Lyn Silfen Professor of Business. As a trained technologist he has a focus on enhancing curriculum and learning to meet the demands of the rapidly changing global business landscape and fostering a greater understanding of the role of technological breakthroughs in solving business challenges. His fields of expertise include the impact of transformative technologies such as neural networks, machine vision, blockchain, AI, and robotics. Costis has been with Columbia Business School since 1998, during which time he also has consulted extensively at Goldman Sachs, Bank of America and Mismi Inc, on topics such as algorithmic trading.

Omid Kordestani, Pearson Chair, said: "I'm thrilled to welcome Costis to the Pearson Board as we support educators and learners during this transformational time. Costis' combination of expertise in academia, AI, and tech driven enterprises makes him an exceptional addition to our Board. His experience will prove invaluable as Pearson continues to execute against its strategy."

Costis Maglaras said: "I strongly believe in the importance of enhancing learning and skilling in preparation for the dynamic shifts that are already occurring in the global business landscape, and Pearson shares this same vision. I look forward to drawing on my expertise in the application of innovative technologies to help Pearson in its ongoing efforts to meet the current and future needs of learners and enterprises."

Costis earned Ph.D. and Master's degrees in Electrical Engineering from Stanford University, along with a Bachelor's degree in Electrical Engineering from Imperial College London.

There is no further information to be declared in accordance with UKLR 6.4.8.

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About Pearson

At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for personal breakthrough. That's why our employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers in nearly 200 countries with digital content, assessments, qualifications and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 October 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary